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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2001

Activcard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  /x/    Form 40-F  / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  / /    No  /x/

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the press release "Activcard Acquires Ankari For US $18 Million" dated November 14, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2001
ActivCard, S.A.
By: /s/ Blair Geddes Name: Blair Geddes Title: Chief Financial Officer

ACTIVCARD ACQUIRES ANKARI FOR US$18 MILLION

    Acquisition strengthens ActivCard's product line, enabling flexible deployment of all methods of secure network access, from simple passwords to tokens, smart cards, PKI and biometrics. Combined products provide a complete, seamless, easily deployed and highly scalable digital identity solution.

    Fremont, CA., November 14, 2001—ActivCard (Nasdaq: ACTI / Nasdaq Europe: ACTI), a leading provider of smart card and digital identity provisioning products and technology, today announced it has acquired American Biometric Company LTD, a privately held, Ottawa, Canada-based company doing business as Ankari. Ankari's software framework provides organizations with the ability to verify user access through the use of any combination of passwords, digital certificates, security tokens, smart cards, and biometrics. Under the terms of the agreement, ActivCard has purchased all outstanding shares and stock options of Ankari for US$18 million in cash.

    "Our primary motivation is to provide complete, scalable, easy to deploy solutions which our customers are seeking," stated Steven Humphreys, Chief Executive Officer of ActivCard. "Our combined products provide exactly this benefit, permitting customers to adopt the level of security and identity validation matched to their changing needs, encompassing their new deployments as well as their proprietary and legacy systems. We believe that it is both our opportunity and our responsibility to provide this capability to our customers as a highly robust, cost-effective system. Large-scale digital ID projects around the world are demanding tight integration of smart cards and biometric technology. Our acquisition of Ankari expands the breadth of our digital identity products as we drive to establish ActivCard as the worldwide market leader for authentication and digital identity solutions."

    ActivCard plans to integrate Ankari's authentication, policy management, biometrics and single-sign-on technology with its market leading smart card and digital identity solutions. The combination will result in a standards-based, highly scalable, easily deployable framework for managing multiple authentication methods, including, biometrics, passwords, smart cards and tokens.

    A key benefit of the combined system is its ability to enable a customer to bridge and migrate from legacy authentication solutions to a smart card-based, multi-application solution that directly supports a wide range of native authentication credentials. For example, the system specifically addresses customers' requirement to migrate away from existing, single function tokens to more flexible and cost effective authentication methods. The solution allows customers to continue using the tokens while, in parallel, deploying the next generation. This combination of multiple devices and authentication methods, reduces the cost of digital identity management, while enabling unprecedented ease-of-use for the user combined with centralized, but delegated and federated administration.

    Ankari's current customers include vertical market leaders such as JP Morgan Chase, TD Securities, the Federal Reserve Bank and U.S. and Canadian government departments. ActivCard is committed to embracing these new customers and partners and welcomes them to its list of customers including, British Telecom, Cable & Wireless, Citibank, Hewlett Packard, Sun Microsystems, the U.S. Department of Defense and VeriSign.

About Ankari

    Founded in 1994, Ankari is a technology company that makes network access easy and more secure. Ankari has provided enterprise authentication solutions to some of the world's largest financial, government and healthcare organizations. Trinity, Ankari's flagship software framework, provides organizations with the ability to verify user access through the use of any combination of smart cards, biometrics, security tokens, and digital certificates. Formerly known as American Biometric Company, Ankari is distinguished for developing and marketing BioMouse, a hardware authentication product.

About ActivCard

    ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communications and transactions. ActivCard solutions, in conjunction with the applications support for public key-based data confidentiality, and integrity, allow individuals and businesses to perform secure online transactions over the Internet with the ease-of-use of an ATM transaction. Today, more than 2.5 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard has headquarters in Fremont, California, and Suresnes, France with worldwide operations in Australia, Germany, Japan, Sweden, Singapore, the United Kingdom and The Netherlands.

    The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, international operations, acquisitions and managing the Company's future growth, and other risks identified in the Company's periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption "Risk Factors" in the Company's annual report on Form 20F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Forward-looking Statements